Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sterling Software, Inc.
Commission File No. 333-30842

Contact: Doug Robinson, Investor Relations          Bob Gordon, Public Relations
         (631) 342-2745                             (631) 342-2391
         dougr@ca.com                               bobg@ca.com

                  COMPUTER ASSOCIATES TENDER OFFER FOR STERLING
                   CLOSES WITH MORE THAN 90 PERCENT ACCEPTANCE

           CA to Outline Product Development Strategies and Directions
              For Sterling Products at CA-World 2000 In New Orleans

ISLANDIA, N.Y., April 3, 2000 - Computer Associates  International,  Inc. (NYSE:
CA) today announced the expiration of the tender offer by its wholly owned subsidiary, Silversmith Acquisition Corp., for all of the outstanding shares of Sterling Software, Inc. (NYSE: SSW) common stock at an exchange ratio of 0.5634 shares of CA common stock for each share of common stock of Sterling. The offer expired at midnight New York time on Friday, March 31, 2000. All shares validly tendered (and not properly withdrawn) prior to the expiration have been accepted for exchange and will be exchanged promptly for CA shares and for cash for fractional shares.

Approximately 75,906,290 shares were tendered (including through notices of guaranteed delivery) in the offer prior to its expiration, which constitutes approximately 91.4 percent of the total number of outstanding shares of common stock of Sterling.

Operational integration of CA and Sterling will begin immediately. The pending merger of Sterling and Silversmith, CA's merger subsidiary, will become effective as soon as practicable subject to the terms of the Agreement and Plan of Merger among Sterling, Silversmith and Computer Associates. Once the pending merger becomes effective, Sterling will become a wholly owned subsidiary of Computer Associates.

Sterling Software solutions are deployed at more than 20,000 customer sites worldwide - including 90 percent of Fortune 100 companies - to create, control, automate and manage both traditional and eBusiness systems. Sterling Software's award-winning portal technology provides access to data stored in corporate databases, in the same way that Internet content portals provide access to the wealth of content on the Web.

The acquisition will expand CA's broad array of products and services, while accelerating their delivery. This will enable all companies - from the newest "dot coms" to established brick-and-mortar businesses - to continue to exploit the latest opportunities driven by the Internet economy.

CA plans to enhance Sterling Software products with its industry-leading technology, including information visualization, Neugents neural network technology and infrastructure management solutions, providing clients with the world's most powerful and complete environment for end-to-end eBusiness.

In particular, the combination of Sterling Software's COOL suite and CA's Jasmine ii information infrastructure will deliver the most sophisticated and personalized enterprise application integration solution on the market.

The merger will also create the industry's largest supplier of storage management technology, with solutions that cover the entire enterprise from OS/390 and distributed systems to desktops and even laptops. These will include the industry's leading distributed backup and recovery products, as well as Storage Area Network solutions unprecedented in their breadth and scope.

Customers from both companies will also benefit from increased delivery of Sterling Software solutions through CA's extensive global sales and services organization, including both direct and indirect channels.

CA intends to issue papers on product development strategies and directions for the Sterling products at CA-World 2000, April 9-14 in New Orleans.

Computer Associates International, Inc. (NYSE: CA), the world's leading business software company, delivers the end-to-end infrastructure to enable eBusiness through innovative technology, services and education. CA has 18,000 employees worldwide and had revenue of $6.3 billion for the year ended December 31, 1999. For more information, visit www.ca.com.

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All trademarks,  tradenames, service marks and logos referenced herein belong to their respective companies.

                                     -----

We urge investors and security holders to read the following regarding the merger, including amendments that may be made to them, because they contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements and final prospectus.

-  Computer  Associates'   Registration  Statement  on  Form  S-4,  as  amended,
containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9, as amended.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.

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